Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN  55402

www.fredlaw.com

Direct: (612) 492-7338

Main: (612) 492-7000

Fax: (612) 492-7077

Email: tsteichen@fredlaw.com

December 10, 2010

VIA EDGAR AND FEDEX

Alexandra M. Ledbetter

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Voyager Oil & Gas, Inc.

Amendment to No. 2 to Registration Statement on Form S-3

Filed October 4, 2010

File No. 333-166402

Dear Ms. Ledbetter:

On behalf of Voyager Oil & Gas, Inc. (the “Company”), we are responding to your comment letter, dated October 22, 2010, to Mr. James Russell Reger, Chief Executive Officer of the Company, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-3 filed October 4, 2010 (the “Amendment No. 2”).  A responsive Pre-Effective Amendment No. 3 to the Form S-3 (“Amendment No. 3”) has been filed concurrently herewith via EDGAR.  We have also provided you with a courtesy marked copy of Amendment No. 3 showing changes to the Amendment No. 2 to assist in your review.  We are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 418 of the Securities Act of 1933, Appendix A to this response letter relating to the Company’s response to comment 12 (the “Supplemental Information”).  Accordingly, this EDGAR transmission does not contain the Supplemental Information.  For your convenience, we have repeated and numbered the comments from your letter in boldface print.  The Company’s responses are provided below each comment.

Amendment No. 2 to Registration Statement on Form S-3

General

1.                                      Where comments on a section also relate to disclosure in another section or document, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  Also, your response letter should include page number references keying each response to the page of the marked version of the filing where the responsive disclosure can be found.

Response:  The Company will make parallel changes to all sections affected by your comments.  Further, the Company will include appropriate page number references keying each response to the page of the marked version of the filing where the responsive disclosure can be found.

2.                                      When you provide support for a statistical claim or estimate that appears in your disclosure, state in your response letter precisely where in the supporting materials the support may be found.  Also explain in necessary detail how the supporting documentation you provide supports the claim or estimate.  Otherwise, please revise to remove any unsubstantiated claim which has been the subject of staff comment.

Response:  The Company will state in any response letter precisely where in the supporting materials each statistical claim or estimate that appears in the disclosure can be found.

3.                                      We note your response to comment 1 from our letter to you dated August 20, 2010.  As oil and gas producing activities appear to be material to your business operations or financial position, please provide the disclosure required by Subpart 1200 of Regulation S-K.  We reissue the comment.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 35 and 36 of the Amendment No. 3.  Further, the Company believes that Subparts 1201 through 1203 of Regulation S-K do not apply until a third-party reserve report is obtained.

Selling Stockholders, page 11

4.                                      We re-issue prior comment 4 from our letter to you dated August 20, 2010.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 12 through 15 of the Amendment No. 3.

5.                                      We re-issue prior comment 13 from our letter to you dated July 14, 2010.  For example, please identify the natural person(s) with voting or investment control with respect to JDK Investments Inc. and Total Depth Foundation.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 12 through 15 of the Amendment No. 3.

Description of Securities, page 18

6.                                      We note your disclosure at page 18 that following the effective date of the Plains Energy merger, Voyager had 43,053,632 shares of common stock issued and outstanding.  Please update this number as of the most recent date practicable.  Also provide at an appropriate place and in tabular form the beneficial ownership of your officers, directors, and five percent stockholders.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment. Please see page 18 of the Amendment No. 3.  Also, the Company has also updated the disclosure to include the beneficial ownership of its officers, directors, and five percent stockholders.  Please see page 9 of the Amendment No. 3.

Our Business, page 22

7.                                      We note your response to comment 2 of our letter dated August 20, 2010.  Appendix A to your response letter is a geological report prepared by Stephan H. Nordeng and Lynn D. Helms of the North Dakota Geological Survey and Department of Mineral Resources entitled “Bakken Source System:  Three Forks Formation Assessment,” April, 2010.  In the executive summary, the authors state that “[a]lmost 20 billion barrels of oil appear to be in place within the Three Forks portion of the Bakken pool of which close to 2 billion bbls are expected to be produced.”  Unless the 20 billion barrels of oil in place is on your property and your management will certify as to the accuracy of this estimate, please remove from your filing references to those volumes as well as all references to the 2 billion barrels of estimated production.

Response:  The Company has revised the disclosure provided in the Form S-3 by the Amendment No. 3 in response to the Staff’s comments by removing the references to the volume estimates and the estimated production amounts.

8.                                      Provide us with independent supplemental support for your statement at page 23 that “chances of the same size and scope well ‘hitting’ all around the discovery are very high,” or revise the statement accordingly.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 21 of the Amendment No. 3.

9.                                      You indicate at page 24 that the “land teams Voyager utilizes are not full time employees but private contractors.”  You then suggest that “the land team consists of land professionals that have been trained in land acquisition over the last 10 years by J.R. Reger.”  Confirm that each member of the referenced land team, despite not being an employee, was trained by Mr. Reger during the entire ten year period, or revise to clarify as necessary.

Response:  The Company has revised the disclosure provided in the Form S-3 by the Amendment No. 3 in response to the Staff’s comments by removing the statement relating to the training of the private contractors, as well as the statements relating to buying acreage cheaper than the Company’s competitors.

10.                               Tell us more specifically how the study in Appendix A supports the following statement in the Form S-3 at page 25:  “We believe the Three Forks has the potential to double the estimated ultimate recovery of oil under our targeted interests.”  Similarly, explain how the study supports the statement that “this translates into a potential doubling of our net well interest and reserves.”  Please revise to eliminate these statements or provide us with more information to substantiate your claims in that regard.

Response:  The Company has revised the disclosure provided in the Form S-3 by the Amendment No. 3 in response to the Staff’s comments by removing the statements relating to the potential to double the estimated ultimate recovery of oil under the Company’s targeted interests as well as the statement relating to the potential doubling of the Company’s net well interest and reserves.

11.                               We note your claim at page 25 that “[m]anagement believes that wells in the Tiger Ridge gas field can produce up to 1+ BCF.”  Please clarify, if true, that you mean that in the aggregate wells in the Tiger Ridge gas field can produce up to 1+ BCF per well.  We are unable to find substantiation for your claim with the binder of supplemental information you sent us with your letter dated July 26, 2010.  In tab 5 of the binder, the table at page 16-52 indicates that in the Tiger Ridge field there were 600 wells in production in 2009, producing an aggregate of 8,510,003 MCF.  That would mean that each well produced on average 14,183 MCF.  In this context, your claim appears to be overly speculative.  If you cannot provide us with clearer support, please delete the statement.

Response:  The Company has revised the disclosure provided in the Form S-3 by the Amendment No. 3 in response to the Staff’s comments by removing the statement that management believes that wells in the Tiger Ridge gas field can produce up to 1+BCF.

Legal Proceedings, page 29

12.                               We note your disclosure concerning the derivative action against Northern Oil & Gas, Inc. Please provide us with a copy of the complaint and a brief summary of any pertinent pleadings.  Discuss briefly in your letter of response any material affiliations between you and Northern Oil & Gas, or among any of the companies’ officers and directors.

Response:  Plaintiff Donald Rensch, derivatively and on behalf of nominal defendant Northern Oil & Gas, Inc. (“Northern Oil”), filed a Verified Shareholder Derivative Complaint on August 23, 2010 against the Company, Northern Oil, and certain officers and directors of both companies.  Defendants Northern Oil, Michael J. Reger, Ryan A. Gilbertson, James R. Sankovitz, and Chad D. Winter (“Northern Oil Defendants”) are represented by Faegre & Benson LLP.  The Company, James Randall Reger, James Russell Reger and Weldon W. Gilbertson (“Voyager Defendants”) are represented by Fredrikson & Byron, P.A.  Finally, Douglas Polinsky and Joseph A. Geraci II are represented by Maslon Edelman Borman & Brand, LLP.  Northern Oil Defendants have filed a motion to dismiss for failure to make a pre-suit demand and for failure to state a claim upon which relief can be granted.  Voyager Defendants, and Defendants Polinsky and Geraci, through counsel, have also filed motions to dismiss for failure to state a claim.  These motions are set to be heard at 8:00 a.m. on January 20, 2011, before United States District Court Judge Patrick Schiltz.

Northern Oil and the Company have no business relationship.  James Russell Reger is the current Chief Executive Officer of the Company and is the brother of Michael L. Reger, who is the Chief Executive Officer of Northern Oil.  Further, James Randall Reger is the father of James Russell Reger and Michael Reger.  He is not a current officer or director of any of the companies. He is a former Chief Executive Officer of a predecessor company to the Company, Plains Energy.  Weldon W. Gilbertson is not a current officer or director of any of the companies.   He is the former President of a predecessor company to the Company, Plains Energy.  Weldon Gilbertson is the father of Ryan R. Gilbertson, who is the President of Northern Oil.

Michael L. Reger is affiliated with Reger Gas Investments, LLC, which, as of December 1, 2010, owned 785,729 shares of the Company’s common stock.   Ryan R. Gilbertson is the chief manager of Wayzata Energy Capital, LLC, which, as of December 1, 2010, owned 471,457 shares of the Company’s common stock. Furthermore, as of December 1,

2010, James Randall Reger owned 2,326,342 shares of the Company’s common stock and Weldon W. Gilbertson owned 72,943 shares of the Company’s common stock.

Please see Appendix A to this comment response letter for a copy of the Complaint.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30 Adequacy of Capital Resources, page 40

13.                               Provide current and updated disclosure in this section and elsewhere as appropriate and as previously discussed.  For example, you indicate only that you have sufficient capital for your “drilling commitments and expected general and administrative expenses through 2010, assuming....”  You also refer to the possible need to “access the capital markets at some point in 2010,” which has fewer than 75 days remaining.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 34 and 35 of the Amendment No. 3.

Financial Statements — Plains Energy Investments, Inc., page F-19

Note 2.  Significant Accounting Policies, page F-24

Full Cost Method, page F-26

14.                               Please expand your disclosure to describe your policy for determining depletion prior to the establishment of proved reserves.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 35 and 36 of the Amendment No. 3.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page F-56

Note 1.  Basis of Presentation, page F-60

15.                               We note your response to comment 12 in our letter dated August 20, 2010 indicates that Plains Energy Investments is the accounting acquirer in your merger transaction.  As the historical financial statements of Plains Energy Investments are now those of the legal registrant, it remains unclear to us why you have presented the fair value of assets and liabilities acquired related to Plains Energy Investments.  Please remove this presentation or tell us upon which disclosure rule you are relying to include this information in your document.

Response:  The Company has revised the disclosure provided in the Form S-3 by the Amendment No. 3 in response to the Staff’s comments by removing the presentation related to the presentation of the fair value of assets and liabilities acquired related to Plains Energy Investments.

Exhibits

16.                               In a manner which would be consistent with your undertaking to provide expanded narrative disclosure, please file with your Form S-3, or expand your exhibit index to incorporate by reference, each of the exhibits which Form S-1 would require you to file.

Response:  In the Amendment No. 3, the Company has filed and expanded its exhibit index to incorporate by reference, each of the exhibits which Form S-1 would require it to file.

17.                               When incorporating previously filed exhibits by reference, be sure to precisely identify when and with what filing the exhibit was previously filed.

Response:  The Company has in the Amendment No. 3, and will in the future when it incorporates previously filed exhibits by reference, precisely identify when and with what filing the exhibit was previously filed.

Form 10-Q for Quarterly Period Ended June 30, 2010

Unaudited Condensed Consolidated Statements of Cash Flows, page 3

18.                               We note your response to comment 14 in our letter dated August 20, 2010.  As you have made revisions to previously issued financial statements, please demonstrate to us how you have complied, or how you intend to comply with the requirements of ASC 250-10 regarding the correction of an error in previously issued financial statements.  If you believe the effects of the error are not material to your financial statements taken as a whole, please provide a quantitative and qualitative materiality analysis to support your position.  Please also tell us what consideration you have given to filing an Item 4.02 Form 8-K related to this error.

Response:  The Company’s management reviewed the requirements of ASC 250-10, and concluded that the reclassification from cash to non-cash activity had no effect on the balance sheet, income from continuing operations, net income and related per-share amounts for the interim period affected.  As such, it was determined due to the qualitative facts of the revision that addressing the comment on the S-3/A was adequate and an Item 4.02 Form 8-K was not considered necessary.  Further, the S-3/A filed in conjunction with this SEC Correspondence no longer includes the quarterly information in question, as it has been updated to include the quarterly information presented in the Form 10-Q for the period ended September 30, 2010, filed on November 15, 2010.

We believe that this response letter addresses the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining these responses, please let us know.  After you have had an opportunity to review the above responses to your comments, please call me at (612) 492-7338 to discuss any additional questions or comments you might have.

Very truly yours,

Thomas F. Steichen

cc:           H. Roger Schwall, Assistant Director

Mark Wojciechowski, Staff Accountant

Mark Shannon, Accounting Branch Chief

Timothy S. Levenberg, Special Counsel

James Russell Reger

Mitch Thompson